

Mail Stop 3233

April 5, 2018

Via E-mail
James W. Korth
Chief Executive Officer
Korth Direct Mortgage, LLC
2937 SW 27th Avenue, Suite 307
Miami, FL 33133

> **Re: Korth Direct Mortgage, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 12, 2018**
> **File No. 333-223135**

Dear Mr. Korth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us what information you plan to provide related to the property securing the loan in future periodic reports. In your response please tell us whether you intend to include updated profit and loss information related to the property on an ongoing basis.

2.   Please tell us what efforts you have made to obtain audited financial statements of the properties securing the loan. Refer to SAB Topic 1I.

Cover Page

3.   We note your disclosure that the Placement Agent and Selling Group members will offer and sell Notes on a "best efforts, all or none" basis. Please disclose the date the offering will end and describe any arrangements to place the proceeds from the sale of Notes in an escrow, trust, or similar account. If you have not made any of these arrangements, state

this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Summary of Terms, page 4

4.   We note your disclosure on page 4 that the Interest Guarantee runs through March 31, 2021. We further note that the Call Schedule on page 5 indicates that there will be a prepayment penalty until May 1, 2021. Additionally, on page 19 you state that "[i]f the CM Loan is prepaid in whole or in part before April 30, 2021, the borrower must pay the difference between 36 months of interest and the total interest paid as of the payoff date." You also state on this page that the redemption price through March 31, 2021 will be $6 million plus Penalty Interest, and will be $6 million from April 1, 2021 through March 31, 2023. Please revise to reconcile these statements.

5.   You state on page 5 that the placement agent fee will be paid by the investors in the notes if they are purchased at a premium. We further note the disclosure on page 1 that the underwriting discounts and commission are $20 for each $1000. Please revise to clarify, if true, that the placement agent fee comprises the underwriting discounts and commission and remove any reference to purchasing notes at a premium or tell us what you mean by "at a premium."

Risk Factors, page 6

6.   Please revise to include risk factor disclosure to describe and quantify the percentage of annual lease revenue for the warehouse property subject to the CM Loan that is scheduled to expire by 2020, which is prior to the maturity date of the CM Loan.

CM Servicing, page 15

7.   We note that you may require a replacement reserve as part of the monthly principal and interest payment. Please revise to clarify whether a replacement reserve is being escrowed on this offering and, if so, the amount of the reserve, the process used to determine when the funds are utilized and where they are recorded in your financial statements. Ensure future offerings include this information.

Historical Information About Our Loans, page 18

8.   The table indicates that you have three loans. Please revise the table to provide disaggregated information that includes the principal amount of each loan and the date each loan was issued.

Summary of the Terms of the CM Loan, page 19

9.   We note your disclosure on page 19 that the credit score used in your analysis of the loan is the personal credit score of the principal of the borrower. We further note your

disclosure on page 20 that J. Anthony Marks, "the principal that has been the owner of the subject property since 2008," will be the property manager, and your disclosure on page 21 that Global One Distribution became sole owner of the subject property in 2008. Please revise to clarify, if true, that J. Anthony Marks is the principal of the borrower and owner of the property and is the person whose credit score you evaluated in connection with this loan. In addition, please revise to briefly explain what you mean by "the middle credit score" on page 19.

CM Loan Underwriting, page 21

10. We note your disclosure on page 21 that the vacancy rate shown in the Debt Service Coverage Ratio analysis was calculated by using the actual vacancy rate at the time the loan was underwritten, plus an additional 5%. We further note your disclosure, including on page 22, that the current vacancy rate is 4%. However, your Debt Service Coverage Ratio Calculation uses a vacancy and loss rate of 6%. Please revise to reconcile these disclosures.

Current Lease Terms, page 22

11. Please revise to present the current rent roll table in a legible form. Similarly, revise the borrower provided profit and loss statement on page 24.

Debt Service Coverage Ratio Calculation, page 23

12. Please revise to clarify why real estate taxes are not reflected in your calculation, and please confirm the insurance expense included in the calculation is the full amount of all insurance paid related to the properties securing the notes.

13. Please revise to clarify whether the current mortgage will be satisfied using the proceeds of the loan that you are issuing to the borrower.

Borrower Provided Profit & Loss Statement, page 24

14. Please revise your disclosure to provide an explanation of the Insurance Proceeds and Finance Charges within Net Other Income, and clarify why the Finance Charges are not included in your DSCR calculation.

KDM Rating of the CM Loan, page 26

15. We note your description of the KDM rating of the CM Loan, including the property improvement/age score of 4, indicating an age of greater than or equal to 10 years (but less than 20) as well as the property demand score of 3, indicating growth of the metropolitan statistical area over the last two censuses. On page 19, you state that the building was constructed in phases in 1952, 1953, 1966, 1973 and 1990, and, on page 26, you state the property demand was set at the mid-range because of the strong location of

the distribution center. Please revise your disclosure throughout your registration statement to more specifically describe how you analyzed this CM Loan and deviated from the factors you describe beginning on page 33. Although we note your risk factor disclosure on page 11, please revise to provide separate risk factor disclosure to more specifically describe the subjective nature of such factors and the rating program, including that the CM Loan to Value score is based on unaudited financials provided by the borrower.

Description of the Notes, page 27

16.   We note your reference to outstanding notes KDM2018-N002PP. This note series does not appear to be referenced in any of your previous filings. Please revise to disclose the material terms of these notes, or advise us why such disclosure is not material.

The KDM CM Loan Rating Program, page 33

17.   We note your disclosure on page 33 that the rating categories are based on the judgment of experienced mortgage lenders and investment bankers. Please revise to identify the experienced mortgage lenders and investment bankers or otherwise clarify what you mean by this statement.

Management's Discussion and Analysis of Operations, page 35

18.   Please enhance the management's discussion and analysis of operations to provide a discussion of your results of operations, financial condition and liquidity. Also, please provide updated property financial information for each of the properties securing the loans in your portfolio as presented on your December 31, 2017 balance sheet. This financial information should present the actual revenues and expenses for the properties and should indicate the period to which these amounts relate. Your enhanced MD&A should also include a discussion of significant pending transactions.

Financial Statements

Note 2. Summary of Accounting Policies, page F-7

Revenues

19.   Please clarify your revenue recognition policy for processing fees, and if fees are recognized as revenue prior to the funding of a loan, please clarify if any of these fees are refundable.

Exhibit Index, page 44

20.   We note that you have filed no exhibits with this filing, but that only certain of the exhibits listed in the exhibit index are marked with an asterisk indicating they are to be filed by amendment. Please confirm that you will file all required exhibits.

21.   Please tell us whether a supplement or other amendment to the Trust Indenture and Security Agreement has been or will be executed in connection with this offering of note series KDM 2018-N003. If so, please file such document as an exhibit to this registration statement.

22.   Please file the note or form of note relating to note series KDM 2018-N003 as an exhibit to this registration statement.

23.   Please file the agreement(s) setting forth the terms of CM Loan KDM 2018-L003.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at 202-551-3207 or me at 202-551-3401 with any other questions.

                                Sincerely,

                                /s/ Jennifer Gowetski

                                Jennifer Gowetski
                                Senior Counsel
                                Office of Real Estate and
                                Commodities

cc: Holly MacDonald-Korth